UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

* The registrant files annual reports on Form 18-K on a voluntary basis.

TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 18-K for the fiscal year ended December 31, 2024 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB”), a multilateral development bank with a social mandate governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959, by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated October 30, 2020 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars. References to “HKD” are to Hong Kong dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 4 hereof; and

2.	Exhibit 5 hereto, entitled “Half-Year Report: Condensed Interim Financial Statements as at 30 June 2025”, is added to the Annual Report.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of June 30, 2025. It does not otherwise give effect to any transaction since that date. Since June 30, 2025, there has been no material change in the capitalization of CEB except for the following issuances:

•	Under the CEB’s Medium Term Note Program: HKD 500 million (approximately EUR 55 million based on the exchange rate at the time of the issuance) 2.970% Notes due April 16, 2027 and HKD 500 million (approximately EUR 55 million based on the exchange rate at the time of the issuance) 2.780% Notes due October 20, 2028.

•	Under the CEB’s Euro Commercial Paper Program: approximately EUR 416.3 million (based on the exchange rate as at October 16, 2025) issued since June 30, 2025; an amount of EUR 244.7 million was still outstanding as at October 16, 2025.

As of June 30, 2025
(unaudited) (in thousands of euros)
Short-term Debt(1)	6,027,224
Long-term Debt(2)	27,329,279
Equity
Capital(3)
Subscribed	9,622,868
Uncalled	(7,856,618)
Called	1,766,250
General Reserve(4)	2,987,601
Gains or losses recognized directly in equity	(43,251)
Net profit	58,745
Total Equity	4,769,345
Total Capitalization(5)	32,098,624

(1)	See “Financial Review—Balance Sheet—Funding” in the Annual Report. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)	See “Financial Review—Balance Sheet—Funding” in the Annual Report. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Annual Report.

(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Annual Report.

(5)	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on October 21, 2025.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Isabelle Josef
	Name:	Isabelle Josef
	Title:	Head of Settlements, Payments and Collateral Division

By:	/s/ Jan De Bel
	Name:	Jan De Bel
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Description
5.	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2025